File No.
82-3881

TYLER RESOURCES INC.

TE 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04024839

April 20, 2004

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated April 20, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for Barbara O'Neill

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-09**

FOR IMMEDIATE RELEASE: April 20, 2004 **Web: www.tylerresources.com**

TYLER RESOURCES INC. ANNOUNCES SURFACE SAMPLING RESULTS INCLUDING 18 METERS GRADING 2.11% COPPER, 0.26 G/T GOLD AND 37 G/T SILVER, DRILL MOBILIZATION, AND THE EXTENSION OF BAHUERACHI'S MAIN ZONE TO OVER 3 KILOMETERS IN STRIKE LENGTH

Calgary, Alberta – The Company is pleased to announce new sample results from ongoing surface work in preparation for its 2,000 meter Phase 1 drill program which is scheduled to commence this week.

For the last three weeks, in addition to drill road and drill pad construction, Tyler geologists have conducted reconnaissance work and hand trenching in areas scheduled for drilling. Three hand trenches were placed in areas of high grade mineralization scheduled for drilling during this phase of work and which had not previously been systematically chip sampled. Results for the representative chip sampling returned the following intersections:

# samples	Sampling Interval	Total Interval	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)
5 (area 12)	2	10 meters	0.67	0.09	11	0.07
12 (area 13)	2	24 meters	1.10	0.10	13	0.22
9 (area 14)	2	18 meters	2.11	0.26	37	0.09

All sections represent new sampling 100 to 175 meters north of the previously announced area (10) which graded 1.51% copper, 0.07 g/t gold and 9 g/t silver over 12 meters. All sections are believed to be perpendicular to slightly oblique to the mineralized trends sampled. The mineralization consists of oxidized skarn replacement zones within the main porphyry complex. Trench locations are shown on the attached map with reference to the 2001 sampling information.

A grab sample of fresh material assaying 5.87 % copper, 0.88 g/t gold and 37.5 g/t silver was obtained below previously reported 2001 area 8 surface oxide mineralization grading 0.94% copper, 0.11 g/t gold, 12.45 g/t silver and 0.24% zinc over 33 meters at surface. The material sampled was exposed roughly 40 meters below the previously sampled area in a new road cut and may represent grades of the unoxidized mineralization. This will be tested during the present drilling program.

In other developments, field mapping has confirmed a strike extension to a total of well over 3 kilometers for the main porphyry complex, as indicated by recently obtained airborne geophysical data as well as stream and soil sediment sampling data. This is a significant development as the Main Zone had only been previously mapped over a total strike length of 1,400 meters. Further work is ongoing in order to define the geometry of the porphyry complex over its entire strike length and to generate drill targets for the phase two program. The main mineralized intrusion and associated high grade zone has locally been recognized at surface to be in excess of 500 meters in width.

Drilling equipment and crews are scheduled to leave from Hermosillo, Sonora to mobilize to the Property during the course of this week. It is expected that the drilling portion of the Phase 1 program will commence towards the end of the week. A further announcement will be made when drilling starts.

All assays were performed by ICP at ALS-Chemex Labs of Vancouver, with gold done using standard fire assay methods. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606



TYLER RESOURCES Inc.
BAHUERACHI PROJECT
MAIN ZONE
April 19th 2004 News Release
Geological Sketch Map
and main historical and ongoing sampling results
Approximate limit of area mapped to date
NORTH
new results
2004 Area 12: 10 meters at 0.67 % Cu
0.08 g/t Au, 11 g/t Ag, 0.07 % Zn
2004 Area 13: 24 meters at 1.10 % Cu
0.10 g/t Au, 13 g/t Ag, 0.22 % Zn
2004 Area 14: 18 meters at 2.11 % Cu
0.26 g/t Au, 37 g/t Ag, 0.09 % Zn
Area 9: 9 meters at 1.78% Cu, 0.11 g/t Au, 11 g/t Ag, 0.02 % Zn
Area 8: 33 meters at 0.94% Cu, 0.11 g/t Au, 12.45 g/t Ag, 0.24% Zn
Area 7: 24 meters at 1.19 % Cu
0.12 g/t Au, 22.33 g/t Ag, 0.32 % Zn
Area 6: 21.5 meters at 2.32% Cu
0.11 g/t Au, 6.40 g/t Ag, 0.21 % Zn
Area 10: 12 meters at 1.51 % Cu
0.07 g/t Au, 8.83 g/t Ag, 0.05 % Zn
Area of 1997 drilling
Area 11: 30.8 meters at: 0.50% Cu, 0.04 g/t Au
Area 4: 30 meters at
0.80% Cu, 0.59 g/t Au
35.80 g/t Ag, 0.15 % Zn
Area 5: 69 meters at 0.80% Cu
0.08 g/t Au, 15.74 g/t Ag, 0.35 % Zn
Area 3: 14 meters at 0.11% Cu
9.99 g/t Au, 8.57 g/t Ag, 7.96 % Zn
Area 2: 15 meters at 1.33% Cu
0.44 g/t Au, 3.73 g/t Ag, 2.47 % Zn
Area 1: 25 meters at 0.92% Cu
0.01 g/t Au, 1.5 g/t Ag, 0.05 % Zn
Scale
0
250m
(Approx)
Sketch Geology Map
(unsurveyed)
~Legend~
Symbol
Rock Type
Mixed late intrusions (andesites/rhyolites)
Skarns/mineralized replacement zones
Porphyritic Dacites (QFP)
Locally Cu +/- Au bearing
Limestones/marbles
Mixed sediments/volcanics

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-09**

FOR IMMEDIATE RELEASE: April 20, 2004 **Web: www.tylerresources.com**

TYLER RESOURCES INC. ANNOUNCES SURFACE SAMPLING RESULTS INCLUDING 18 METERS GRADING 2.11% COPPER, 0.26 G/T GOLD AND 37 G/T SILVER, DRILL MOBILIZATION, AND THE EXTENSION OF BAHUERACHI'S MAIN ZONE TO OVER 3 KILOMETERS IN STRIKE LENGTH

Calgary, Alberta – The Company is pleased to announce new sample results from ongoing surface work in preparation for its 2,000 meter Phase 1 drill program which is scheduled to commence this week.

For the last three weeks, in addition to drill road and drill pad construction, Tyler geologists have conducted reconnaissance work and hand trenching in areas scheduled for drilling. Three hand trenches were placed in areas of high grade mineralization scheduled for drilling during this phase of work and which had not previously been systematically chip sampled. Results for the representative chip sampling returned the following intersections:

# samples	Sampling Interval	Total Interval	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)
5 (area 12)	2	10 meters	0.67	0.09	11	0.07
12 (area 13)	2	24 meters	1.10	0.10	13	0.22
9 (area 14)	2	18 meters	2.11	0.26	37	0.09

All sections represent new sampling 100 to 175 meters north of the previously announced area (10) which graded 1.51% copper, 0.07 g/t gold and 9 g/t silver over 12 meters. All sections are believed to be perpendicular to slightly oblique to the mineralized trends sampled. The mineralization consists of oxidized skarn replacement zones within the main porphyry complex. Trench locations are shown on the attached map with reference to the 2001 sampling information.

A grab sample of fresh material assaying 5.87 % copper, 0.88 g/t gold and 37.5 g/t silver was obtained below previously reported 2001 area 8 surface oxide mineralization grading 0.94% copper, 0.11 g/t gold, 12.45 g/t silver and 0.24% zinc over 33 meters at surface. The material sampled was exposed roughly 40 meters below the previously sampled area in a new road cut and may represent grades of the unoxidized mineralization. This will be tested during the present drilling program.

In other developments, field mapping has confirmed a strike extension to a total of well over 3 kilometers for the main porphyry complex, as indicated by recently obtained airborne geophysical data as well as stream and soil sediment sampling data. This is a significant development as the Main Zone had only been previously mapped over a total strike length of 1,400 meters. Further work is ongoing in order to define the geometry of the porphyry complex over its entire strike length and to generate drill targets for the phase two program. The main mineralized intrusion and associated high grade zone has locally been recognized at surface to be in excess of 500 meters in width.

Drilling equipment and crews are scheduled to leave from Hermosillo, Sonora to mobilize to the Property during the course of this week. It is expected that the drilling portion of the Phase 1 program will commence towards the end of the week. A further announcement will be made when drilling starts.

All assays were performed by ICP at ALS-Chemex Labs of Vancouver, with gold done using standard fire assay methods. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606


TYLER RESOURCES Inc.
BAHUERACHI PROJECT
MAIN ZONE
April 19th 2004 News Release
Geological Sketch Map
and main historical and ongoing sampling results
NORTH
Approximate limit of area mapped to date
new results
2004 Area 12: 10 meters at 0.67 % Cu
0.08 g/t Au, 11 g/t Ag, 0.07 % Zn
2004 Area 13: 24 meters at 1.10 % Cu
0.10 g/t Au, 13 g/t Ag, 0.22 % Zn
2004 Area 14: 18 meters at 2.11 % Cu
0.26 g/t Au, 37 g/t Ag, 0.09 % Zn
Area 9: 9 meters at 1.78% Cu, 0.11 g/t Au, 11 g/t Ag, 0.02 % Zn
Area 8: 33 meters at 0.94% Cu, 0.11 g/t Au, 12.45 g/t Ag, 0.24% Zn
Area 7: 24 meters at 1.19 % Cu
0.12 g/t Au, 22.33 g/t Ag, 0.32 % Zn
Area 6: 21.5 meters at 2.32% Cu
0.11 g/t Au, 6.40 g/t Ag, 0.21 % Zn
Area 10: 12 meters at 1.51 % Cu
0.07 g/t Au, 8.83 g/t Ag, 0.05 % Zn
Area of 1997 drilling
Area 11: 30.8 meters at: 0.50% Cu, 0.04 g/t Au
Area 4: 30 meters at
0.80% Cu, 0.59 g/t Au
35.80 g/t Ag, 0.15 % Zn
Area 5: 69 meters at 0.80% Cu
0.08 g/t Au, 15.74 g/t Ag, 0.35 % Zn
Sketch Geology Map
(unsurveyed)
~Legend~
Symbol
Rock Type
Mixed late intrusions (andesites/rhyolites)
Skarns/mineralized replacement zones
Porphyritic Dacites (QFP)
Locally Cu +/- Au bearing
Limestones/marbles
Mixed sediments/volcanics
Area 3: 14 meters at 0.11% Cu
9.99 g/t Au, 8.57 g/t Ag, 7.96 % Zn
Area 2: 15 meters at 1.33% Cu
0.44 g/t Au, 3.73 g/t Ag, 2.47 % Zn
Area 1: 25 meters at 0.92% Cu
0.01 g/t Au, 1.5 g/t Ag, 0.05 % Zn
Scale
0
250m
(Approx)

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-09**

FOR IMMEDIATE RELEASE: April 20, 2004 **Web: www.tylerresources.com**

TYLER RESOURCES INC. ANNOUNCES SURFACE SAMPLING RESULTS INCLUDING 18 METERS GRADING 2.11% COPPER, 0.26 G/T GOLD AND 37 G/T SILVER, DRILL MOBILIZATION, AND THE EXTENSION OF BAHUERACHI'S MAIN ZONE TO OVER 3 KILOMETERS IN STRIKE LENGTH

Calgary, Alberta – The Company is pleased to announce new sample results from ongoing surface work in preparation for its 2,000 meter Phase 1 drill program which is scheduled to commence this week.

For the last three weeks, in addition to drill road and drill pad construction, Tyler geologists have conducted reconnaissance work and hand trenching in areas scheduled for drilling. Three hand trenches were placed in areas of high grade mineralization scheduled for drilling during this phase of work and which had not previously been systematically chip sampled. Results for the representative chip sampling returned the following intersections:

# samples	Sampling Interval	Total Interval	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)
5 (area 12)	2	10 meters	0.67	0.09	11	0.07
12 (area 13)	2	24 meters	1.10	0.10	13	0.22
9 (area 14)	2	18 meters	2.11	0.26	37	0.09

All sections represent new sampling 100 to 175 meters north of the previously announced area (10) which graded 1.51% copper, 0.07 g/t gold and 9 g/t silver over 12 meters. All sections are believed to be perpendicular to slightly oblique to the mineralized trends sampled. The mineralization consists of oxidized skarn replacement zones within the main porphyry complex. Trench locations are shown on the attached map with reference to the 2001 sampling information.

A grab sample of fresh material assaying 5.87 % copper, 0.88 g/t gold and 37.5 g/t silver was obtained below previously reported 2001 area 8 surface oxide mineralization grading 0.94% copper, 0.11 g/t gold, 12.45 g/t silver and 0.24% zinc over 33 meters at surface. The material sampled was exposed roughly 40 meters below the previously sampled area in a new road cut and may represent grades of the unoxidized mineralization. This will be tested during the present drilling program.

In other developments, field mapping has confirmed a strike extension to a total of well over 3 kilometers for the main porphyry complex, as indicated by recently obtained airborne geophysical data as well as stream and soil sediment sampling data. This is a significant development as the Main Zone had only been previously mapped over a total strike length of 1,400 meters. Further work is ongoing in order to define the geometry of the porphyry complex over its entire strike length and to generate drill targets for the phase two program. The main mineralized intrusion and associated high grade zone has locally been recognized at surface to be in excess of 500 meters in width.

Drilling equipment and crews are scheduled to leave from Hermosillo, Sonora to mobilize to the Property during the course of this week. It is expected that the drilling portion of the Phase 1 program will commence towards the end of the week. A further announcement will be made when drilling starts.

All assays were performed by ICP at ALS-Chemex Labs of Vancouver, with gold done using standard fire assay methods. The Qualified Person responsible for the design, implementation and supervision of the field program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606


TYLER RESOURCES Inc.
BAHUERACHI PROJECT
MAIN ZONE
April 19th 2004 News Release
Geological Sketch Map
and main historical and ongoing sampling results
NORTH
new results
Approximate limit of area mapped to date
Area 9: 9 meters at 1.78% Cu, 0.11 g/t Au, 11 g/t Ag, 0.02 % Zn
Area 8: 33 meters at 0.94% Cu, 0.11 g/t Au, 12.45 g/t Ag, 0.24% Zn
Area 7: 24 meters at 1.19 % Cu
0.12 g/t Au, 22.33 g/t Ag, 0.32 % Zn
Area 6: 21.5 meters at 2.32% Cu
0.11 g/t Au, 6.40 g/t Ag, 0.21 % Zn
2004 Area 12: 10 meters at 0.67 % Cu
0.08 g/t Au, 11 g/t Ag, 0.07 % Zn
2004 Area 13: 24 meters at 1.10 % Cu
0.10 g/t Au, 13 g/t Ag, 0.22 % Zn
2004 Area 14: 18 meters at 2.11 % Cu
0.26 g/t Au, 37 g/t Ag, 0.09 % Zn
Area 10: 12 meters at 1.51 % Cu
0.07 g/t Au, 8.83 g/t Ag, 0.05 % Zn
Area of 1997 drilling
Area 11: 30.8 meters at: 0.50% Cu, 0.04 g/t Au
Area 4: 30 meters at
0.80% Cu, 0.59 g/t Au
35.80 g/t Ag, 0.15 % Zn
Area 5: 69 meters at 0.80% Cu
0.08 g/t Au, 15.74 g/t Ag, 0.35 % Zn
Area 3: 14 meters at 0.11% Cu
9.99 g/t Au, 8.57 g/t Ag, 7.96 % Zn
Area 2: 15 meters at 1.33% Cu
0.44 g/t Au, 3.73 g/t Ag, 2.47 % Zn
Area 1: 25 meters at 0.92% Cu
0.01 g/t Au, 1.5 g/t Ag, 0.05 % Zn
Scale
0
250m
(Approx)
Sketch Geology Map
(unsurveyed)
~Legend~
Symbol
Rock Type
Mixed late intrusions (andesites/rhyolites)
Skarns/mineralized replacement zones
Porphyritic Dacites (QFP)
Locally Cu +/- Au bearing
Limestones/marbles
Mixed sediments/volcanics